UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Long-Term Supplier Agreement with Astronics

Vertical Aerospace Ltd. (the “Company”), through its wholly owned subsidiary, Vertical Aerospace Group Limited, and Astronics Corporation (“Astronics”) entered into a new long-term agreement, effective June 26, 2026, for the supply of Astronics’ lightweight Modular Conversion and Distribution Unit (MCDU) and Secondary Power Distribution Unit (SPDU) for Valo, the Company’s electric vertical take-off and landing (eVTOL) aircraft.

Astronics’ MCDU and SPDU have been developed specifically for the requirements of the eVTOL industry. Under the agreement, Astronics will provide the aircraft's low-voltage power distribution system, including power conversion and distribution hardware that manages and protects electrical power for critical aircraft systems. The system converts high-voltage electrical power from the aircraft's propulsion architecture into low-voltage power used by avionics, flight controls and other essential onboard systems.

Press Release

On June 29, 2026, the Company issued a press release in relation to the Company’s supplier agreement with Astronics, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding a long-term agreement with Astronics to supply the low-voltage power distribution system for Valo, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448 and File No. 333-295988) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: June 29, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer